EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Reports First Quarter 2017 Results.

Exhibit 99.1

trivago N.V. Reports First Quarter 2017 Results

Düsseldorf – May 15, 2017 – trivago N.V. (NASDAQ: TRVG) announced financial results today for the quarter ended March 31, 2017.

Highlights

•	Total revenue increased to €267.6 million in the first quarter of 2017 compared to €159.4 million in the first quarter of 2016, representing a 68% increase period over period

•	The number of Qualified Referrals increased by 60% period over period to 177.2 million in the first quarter of 2017, compared to 110.5 million in the first quarter of 2016

•	Revenue per Qualified Referral in the first quarter of 2017 increased by 4% period over period

•	Net income increased to €7.7 million in the first quarter of 2017, turning positive from €(0.1) million in the first quarter of 2016

•	Adjusted EBITDA was €19.3 million in the first quarter of 2017 compared to €7.7 million in the first quarter of 2016, reflecting an increase of 151% period over period

Financial Summary & Operating Metrics (€ millions unless stated)

	Three months ended March 31,
Metric	2017	2016	Δ Y/Y
Total Revenue	267.6	159.4	68%
Qualified Referrals (in millions)	177.2	110.5	60%
Revenue per Qualified Referral (in €)	1.49	1.43	4%
Operating income	12.5	0.3	n.m.
Net income (loss)	7.7	(0.1)	n.m.
Net income (loss) attributable to trivago N.V.	5.2	(0.0)	n.m.
Return on Advertising Spend	121%	120%	110 bps
Adjusted EBITDA (1)	19.3	7.7	151%

n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 18-19 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Discussion of Results
You should read the following discussion together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2016, “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) have been omitted from this release.
As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.
We have historically conducted our business through trivago GmbH, and therefore the comparative historical financial information for the three months ended March 31, 2016 included herein present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our initial public offering in December 2016, trivago N.V. became the holding company of trivago GmbH, as a result of which the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V.

Overview

trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. As of December 31, 2016, we offered access to approximately 1.4 million hotels in over 190 countries.

We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains and independent hotels. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2017	2016	Δ	Δ % Y/Y
Americas	102.2	57.8	44.4	77%
Developed Europe	113.5	78.9	34.6	44%
Rest of World	48.6	21.3	27.3	128%
Total Referral Revenue	264.3	158.0	106.3	67%
Other Revenue	3.4	1.4	2.0	143%
Total Revenue	267.6	159.4	108.2	68%

Note: Some numbers may not add up due to rounding.

For the first quarter of 2017, total revenue increased 68% compared to the first quarter of 2016, with strong growth in all three segments. The growth was primarily driven by an increase in advertising spend both during the fourth quarter of 2016 and the first quarter of 2017.

In Americas, Referral Revenue was €102.2 million, an increase of 77% period over period during the three months ended March 31, 2017. Developed Europe continues to show solid growth, with Referral Revenue increasing to €113.5 million, or 44% period over period in the first quarter of 2017. The Rest of World (RoW) segment continues to follow a strong growth trajectory, mainly driven by increased marketing activity in Japan, India and Russia. Referral Revenue for the segment was €48.6 million in the first quarter of 2017, an increase of 128% period over period.

At the end of the first quarter in 2017, over 280,000 hoteliers engaged through Hotel Manager directly with our platform, of which over 30,000 subscribed to Hotel Manager Pro. trivago receives a fee for Hotel Manager Pro subscriptions, driving the 143% growth in Other Revenue.

Qualified Referrals by Segment (in millions)

	Three months ended March 31,
	2017	2016	Δ	Δ % Y/Y
Americas	55.5	33.6	21.9	65%
Developed Europe	73.6	54.5	19.1	35%
Rest of World	48.2	22.4	25.8	115%
Total	177.2	110.5	66.7	60%

Note: Some numbers may not add up due to rounding.

During the first quarter of 2017, growth in QRs was 60% period over period, with 55.5 million, 73.6 million and 48.2 million QRs in Americas, Developed Europe and RoW, respectively. The growth rate reflected users' increased awareness of our brand, continued strong TV advertising spend and an increase in investment in performance marketing channels.

Revenue Per Qualified Referrals by Segment (in €)

	Three months ended March 31,
	2017	2016	Δ % Y/Y
Americas	1.84	1.72	7%
Developed Europe	1.54	1.45	6%
Rest of World	1.01	0.95	6%
Consolidated RPQR	1.49	1.43	4%

In the first quarter of 2017, Revenue per Qualified Referral (RPQR) increased by 4% compared to the first quarter of 2016. All segments showed consistent growth rates around 6%, which is higher than the consolidated average of 4% due to the increased weighting of the lower RPQR in our RoW segment in 2017. This growth was largely driven by the introduction of a relevance assessment in our marketplace algorithm in December 2016, which assesses the quality of users’ experience after leaving our website. In some cases, advertisers have compensated for their lower relevance assessments through higher cost-per-click bids. We expect that, as advertisers optimize their websites and bidding strategy, these positive revenue effects will be partially mitigated over time.

Expenses

	Costs and Expenses			As % of Revenue
	Three months ended March 31,			Three months ended March 31,
	2017	2016	Δ % Y/Y	2017	2016	Δ in bps
	(€ millions)
Cost of revenue	1.1	0.7	51%	0%	0%	(5)
of which share-based compensation	0.0	0.0
Selling and marketing	231.5	140.1	65%	86%	88%	(145)
of which share-based compensation	1.0	0.2
Technology and content	11.7	7.6	54%	4%	5%	(41)
of which share-based compensation	1.0	(0.0)
General and administrative	8.9	4.3	104%	3%	3%	59
of which share-based compensation	1.3	0.0
Amortization of intangible assets	2.0	6.3	(68)%	1%	4%	(319)
Total costs and expenses	255.1	159.1	60%	95%	100%	(450)

Note: Some numbers may not add up due to rounding.

Cost of revenue
Cost of revenue increased €0.4 million for the first quarter of 2017, or 51% period over period, as the business continues to make investments to reach scale. Cost of revenue includes data center and server costs as well as user support functions.

Selling and marketing
For the first quarter of 2017, selling and marketing expense grew €91.3 million, or 65% period over period. Advertising expense (which made up 95% of total selling and marketing expense) was driven by higher advertising spend across all regions with €86.6 million, €81.8 million and €50.5 million in Americas, Developed Europe and RoW, respectively, compared to €50.0 million, €58.0 million and €24.2 million, respectively, in the first quarter of 2016.

Technology and content
For the first quarter of 2017, total technology and content expense increased by €4.1 million, or 54% period over period, mainly driven by an increase in personnel costs as the company continues to grow its headcount. Of the €11.7 million expense, €1.0 million was share-based compensation and €0.4 million was depreciation of internal-use software and website development, compared to nil and €0.2 million in the first quarter of 2016, respectively.

General and administrative
For the first quarter of 2017, general and administrative expense increased by €4.6 million, or 104% period over period, to €8.9 million. The increase was primarily driven by higher personnel costs, share-based compensation and external advisory expenses relating to being a publicly-traded company.

The company continued to build up internal expertise in the finance, legal and internal audit departments. Overall, personnel and recruiting costs increased €1.5 million. Share-based compensation was €1.3 million in the first quarter of 2017, compared to nil in the first quarter of 2016.

Professional fees and other in the first quarter of 2017 increased by €2.5 million compared to the first quarter of 2016. A significant portion of the increase is due to additional costs incurred as a publicly-traded company. As we are incurring such professional services ourselves, the related party shared service fee expense from Expedia decreased by €0.7 million in the first quarter of 2017 compared to same period in 2016.

We are planning to move into our new campus in 2018. The contractual lease agreements triggered build-to-suit treatment under US GAAP. We have bifurcated our lease payments pursuant to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the three months ended March 31, 2017, we recorded €0.4 million of non-cash land rent expense in connection with this lease, unchanged compared to the same period in 2016.

Amortization of intangible assets
Amortization of intangible assets was €2.0 million in the first quarter of 2017, compared to €6.3 million in the first quarter of 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia, Inc. upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago.

Net income (loss) attributable to trivago and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2017	2016	Δ€	Δ% Y/Y
Operating income	12.5	0.3	12.2	n.m.
Other income (loss)
Interest expense	(0.0)	(0.0)	0.0	n.m.
Other, net	(0.1)	0.0	(0.2)	n.m.
Total other income (expense), net	(0.1)	0.0	(0.2)	n.m.

Income before income taxes	12.4	0.3	12.1	n.m.
Expense for income taxes	4.7	0.4	4.3	n.m.
Net income (loss)	7.7	(0.1)	7.8	n.m.

Net (income) loss attributable to noncontrolling interests	(2.4)	0.1	(2.5)	n.m.
Net income (loss) attributable to trivago N.V.	5.2	(0.0)	5.3	n.m.

Adjusted EBITDA(1)	19.3	7.7	11.6	151%

Note: Some numbers may not add up due to rounding.
n.m. - not meaningful
(1) Adjusted EBITDA is a non-GAAP measure. See pages 18-19 herein for a description and reconciliation to the corresponding GAAP measure.

Net income attributable to trivago N.V. was €5.2 million in the first quarter of 2017. Adjusted EBITDA increased by €11.6 million to €19.3 million in the first quarter of 2017, compared to the first quarter of 2016, or 151% period over period.

Income taxes
Income tax expenses were €4.7 million in the first quarter of 2017 compared to €0.4 million in the first quarter of 2016. The total weighted average tax rate was 30%, which is mainly driven by the German statutory rate of approximately 31%. The slightly lower rate is due to permanent differences in Germany. Our effective tax rate was 38% due to share-based compensation expenses, which are non-deductible for tax purposes.

Balance sheet, cash flows and capitalization
Cash and cash equivalents (including €0.8 million restricted cash) were €217.4 million as of March 31, 2017, compared to €228.2 million as of December 31, 2016. The decrease was mainly driven by accounts receivable increasing more than accounts payable in the first quarter of 2017. Our receivables vary significantly from quarter to quarter, reflecting seasonal fluctuations in the demand for our services, in particular as a result of seasonally lower patterns in travel bookings during the holiday season. Accordingly, accounts receivable increased by €61.9 million or 116% in the first quarter of 2017, driven by strong revenue growth of €98.5 million or 58% in the first quarter of 2017 compared to the fourth quarter of 2016.

Accounts payable increased by €35.9 million or 90% in the first quarter of 2017 due to the seasonal ramp-up in advertising expenses, which increased by €94.7 million or 76% in the first quarter of 2017 compared to the fourth quarter of 2016. As a result, our current ratio accordingly decreased from 4.8 in the fourth quarter of 2016 to 3.4 in the first quarter of 2017.
Our plan to move into a newly leased campus building in Düsseldorf's media harbor results in a steadily increasing capitalization on the balance sheet of capital lease costs.

trivago N.V. Consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of March 31, 2017	As of December 31, 2016
Current assets:
Cash and cash equivalents	€216,536	€227,298
Restricted cash	884	884
Accounts receivable, less allowance of €181 and €152 at March 31, 2017 and December 31, 2016, respectively	64,197	36,658
Accounts receivable, related party	50,821	16,505
Prepaid expenses and other current assets	10,432	11,529
Total Current Assets	342,870	292,874

Property and equipment, net	55,202	46,862
Other long-term assets	1,020	955
Intangible assets, net	174,055	176,052
Goodwill	490,511	490,503
TOTAL ASSETS	1,063,658	1,007,246

LIABILITIES AND STOCKHOLDERS’ EQUITY/ MEMBERS' EQUITY
Current liabilities:
Accounts payable	75,887	39,965
Income taxes payable	7,341	3,433
Deferred revenue	7,547	5,078
Accrued expenses and other current liabilities	9,663	12,627
Total current liabilities	100,438	61,103

Deferred income taxes	51,978	53,156
Other long-term liabilities	46,367	38,565
Redeemable noncontrolling interests	364	351

Stockholders’/members’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,108,829 and 30,026,635 shares issued and outstanding as of March 31, 2017 and December 31, 2016	1,807	1,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 209,008,088 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	125,405	125,405
Reserves	587,420	584,667
Contribution from parent	122,200	122,200
Accumulated other comprehensive income	39	21
Retained earnings (accumulated deficit)	(174,602)	(179,837)
Total stockholders’ equity attributable to trivago N.V. / members’ equity	662,269	654,258
Noncontrolling interest	202,242	199,813

Total stockholders' / members' equity	864,511	854,071
TOTAL LIABILITIES AND STOCKHOLDERS’/MEMBERS’ EQUITY	1,063,658	1,007,246

trivago N.V. Consolidated statements of operations
(€ thousands, except per share data) (unaudited)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Revenue	169,881	101,329
Revenue from related party	97,763	58,022
Total revenue	267,644	159,351

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(2)(3)	1,098	715
Selling and marketing (1)	231,455	140,112
Technology and content (1)(3)	11,715	7,640
General and administrative, including related party (1)(3)	8,869	4,340
Amortization of intangible assets	1,998	6,276
Operating income	12,509	268

Other income (expense)
Interest expense	(4)	(27)
Other, net	(145)	36
Total other income (expense), net	(149)	9

Income before income taxes	12,360	277
Provision for income taxes	4,702	385
Net income (loss)	7,658	(108)
Net (income) loss attributable to noncontrolling interests	(2,423)	91
Net income (loss) attributable to trivago N.V.	5,235	(17)
Earnings per share attributable to trivago N.V. available to common stockholders (4):
Basic	0.02	—
Diluted	0.02	—
Shares used in computing earnings per share:
Basic	239,075	—
Diluted	244,361	—
(1) Includes share-based compensation as follows:
Cost of revenue	13	4
Selling and marketing	979	197
Technology and content, net of capitalized internal-use software and website development costs	1,004	(19)
General and administrative, including related party	1,308	7
(2) Amortization of acquired technology included in Amortization of intangible assets is as follows :	—	3,750
Amortization of internal use software and website development costs included in Technology and content is as follows :	380	187

(3) Includes related party expense as follows:
Cost of revenue	17	—
Technology and content	53	—
General and administrative	79	794
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1, 2017 through March 31, 2017, the period following the capitalization of the parent company and IPO.

We have reclassified certain amounts related to our prior period results to conform to current period presentation.

trivago N.V. Consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Operating activities:
Net income (loss)	7,658	(108)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,475	951
Amortization of intangible assets	1,998	6,276
Share-based compensation	3,304	188
Deferred income taxes	(1,178)	(1,459)
Foreign exchange (gain) loss	76	(53)
Bad debt (recovery) expense	29	(145)
Non-cash charge, contribution from Parent	—	794
Changes in operating assets and liabilities:
Accounts receivable, including related party	(61,927)	(31,589)
Prepaid expense and other assets	1,032	(1,712)
Accounts payable	35,685	19,770
Accrued expenses and other liabilities	1,284	(358)
Deferred revenue	2,469	246
Taxes payable/receivable, net	3,908	1,561
Net cash used in operating activities	(4,187)	(5,638)

Investing activities:
Capital expenditures, including internal-use software and website development	(2,358)	(2,808)
Net cash used in investing activities	(2,358)	(2,808)

Financing activities:
Payments of initial public offering costs	(4,038)	—
Dividends paid to NCI	(158)	—
Net cash used in financing activities	(4,196)	—

Effect of exchange rate changes on cash	(21)	(152)
Net increase (decrease) in cash and cash equivalents restricted cash	(10,762)	(8,598)
Cash and cash equivalents at beginning of year	227,298	17,556
Cash and cash equivalents at end of year	216,536	8,958
Supplemental cash flow information:
Cash paid for interest	2	33
Cash paid for taxes	1,972	191
Non-cash investing and financing activities:

Taxes payable for shares withheld	534	—
Fixed assets-related payable	363	98
Capitalization of construction in process related to build-to-suit lease	7,212	5,024

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

January 1, 2017 through March 31, 2017
(€ thousands, except per share data)
Numerator
Net income	7,658
Less: net income attributable to noncontrolling interest	(2,423)
Net income attributable to trivago N.V.	5,235
Denominator
Weighted average number of common shares:
Basic	239,075,464
Diluted	244,360,987
Net income per share attributable to common stockholders of trivago N.V.:
Basic	€0.02
Diluted	€0.02

The ownership of trivago N.V. as of March 31, 2017, is as follows:

	Class A shares	Class B shares	Total
Free float	30,108,828	—	30,108,828
Expedia	—	209,008,088	209,008,088
Total	30,108,828	209,008,088	239,116,916

	Class A shares in %	Class B shares in %	Total
Public	12.6%	0.0%	12.6%
Expedia	0.0%	87.4%	87.4%
Total	12.6%	87.4%	100.0%

Assuming trivago receives a favorable tax ruling and the planned corporate reorganization, pursuant to which trivago GmbH will be merged with and into trivago N.V., is consummated, the ownership of trivago N.V. would be as set forth in the table below. For further information regarding our planned corporate reorganization, refer to our annual report on Form 20-F for the year ended December 31, 2016, Item 4C, and other relevant disclosures therein.

	Class A shares	Class B shares	Total
Founders Collectively	—	110,791,880	110,791,880
Public	30,108,828	—	30,108,828
Expedia	—	209,008,088	209,008,088
Total	30,108,828	319,799,968	349,908,796

	Class A shares in %	Class B shares in %	Total
Founders Collectively	0.0%	31.7%	31.7%
Public	8.6%	0.0%	8.6%
Expedia	0.0%	59.7%	59.7%
Total	8.6%	91.4%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission (SEC). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the Securities and Exchange Commission (the "SEC") and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended March 31, 2017	Three months ended March 31, 2016
ROAS by segment
Americas	118.0%	115.8%
Developed Europe	138.7%	136.1%
Rest of World	96.3%	87.9%
Total	120.7%	119.6%
QR by segment (in millions)
Americas	55.5	33.6
Developed Europe	73.6	54.5
Rest of World	48.2	22.4
Total	177.2	110.5
RPQR by segment
Americas	€1.84	€1.72
Developed Europe	€1.54	€1.45
Rest of World	€1.01	€0.95
Total	€1.49	€1.43

Notes & Definitions:
ROAS : The ratio of our referral revenue to our advertising expenses, or return on advertising spend. We invest in multiple marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
QR : We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.
RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.
Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.

Segment Information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Hong Kong, Japan, New Zealand and Poland.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss) plus:

1.	provision for income taxes,

2.	total other (income)/expense, net,

3.	depreciation of property and equipment, including amortization of internal use software and website development

4.	amortization of intangible assets, and

5.	share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation.

We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures

Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization)

	Three months ended March 31,
	2017	2016
	(€ millions)
Net income (loss)	7.7	(0.1)
Expense for income taxes	4.7	0.4
Income before income taxes	12.4	0.3
Interest expense	0.0	0.0
Other, net	0.1	(0.0)
Operating income	12.5	0.3
Depreciation	1.5	1.0
Amortization of intangible assets	2.0	6.3
EBITDA	16.0	7.5
Share-based compensation	3.3	0.2
Adjusted EBITDA	19.3	7.7

Note: Some numbers may not add up due to rounding.

Conference Call
trivago N.V. will webcast a conference call to discuss first quarter 2017 financial results and certain forward-looking information on Monday, May 15, 2017 at 8:00 a.m. Eastern Time (ET). The webcast will be open to the public and available via http://ir.trivago.com. trivago N.V. expects to maintain access to the webcast on the IR website for at least three months subsequent to the initial broadcast.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of May 15, 2017 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.
Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate reorganization;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees;

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.

Contacts
Investor Relations                 Communications
ir@trivago.com                     corporate.communication@trivago.com